

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2013

Via E-mail
William T. Gallagher
Senior Vice President, Secretary and General Counsel
Crown Holdings, Inc.
One Crown Way
Philadelphia, Pennsylvania 19154

> **Re: Crown Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 16, 2013**
> **File No. 333-190694**

Dear Mr. Gallagher:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

Expiration Date, page 3

1. We note that you have left blank the expiration date of the offer pending effectiveness of this registration statement. Please confirm supplementally that the offer will be open for at least twenty full business days to ensure compliance with Rule 14e-1(a). Please note that pursuant to Rule 14d-1(b)(7), the 20th business day ends at twelve midnight eastern time on the 20th business day and the offer must remain open continuously until at least that time. Finally, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Undertakings, page II-7

2. Please revise your disclosure to include Item 512(a)(5)(ii) of Regulation S-K undertakings.

Exhibits

3. Please file the organizational documents for all registrants, including guarantors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director